Exhibit 99.1

Revocation of Power of Attorney

I, East Leader International Limited of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands, a holder of certain amount of equity securities (which may be in the forms of restricted American deposit shares, American deposit shares and/or ordinary shares) of H World Group Limited (previously known as China Lodging Group Limited and Huazhu Group Limited), hereby revoke the power of attorney (the “Power of Attorney”) granted by me on the 27th day of November 2014 appointing Mr. Qi Ji of B1-1102, Haitian Garden, 1481 Huqingping Road, Shanghai, 201702, PRC (the “Attorney”) to act as my true and lawful attorney in my name and undertake on my behalf specific tasks outlined in the Power of Attorney, effective as of the 20th day of October 2025.

Upon the effectiveness of this Revocation of Power of Attorney, Mr. Qi Ji no longer has the authority to act on my behalf, and any authority, rights or power conferred upon Mr. Qi Ji by the Power of Attorney is terminated.

I FURTHER DECLARE that I am executing this Revocation of Power of Attorney voluntarily and without duress or undue influence. I have read and understood the full text of this Revocation of Power of Attorney and understand its implications.

For the avoidance of doubt, upon termination of the Power of Attorney, I shall continue to indemnify and hold harmless the Attorney and the Attorney’s estate against any and all actions, proceedings, claims, costs, expenses, and liabilities arising from the exercise or purported exercise of any powers conferred by the Power of Attorney prior to its termination.

This Revocation of Power of Attorney shall in all respects be governed by the laws of the British Virgin Islands.

IN WITNESS whereof this Revocation of Power of Attorney has been duly executed as a deed on the 20th day of October 2025.

EXECUTED AS A DEED

By East Leader International Limited

in the presence of

/s/ Tong Tong Zhao
Name: Tong Tong Zhao